UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

DIGATRADE EXECUTES INITIAL COIN OFFERING “ICO” LETTER OF INTENT

Vancouver, British Columbia – Sept 28, 2017 – DIGATRADE FINANCIAL CORP (OTCQB: DIGAF) a digital asset exchange, blockchain development and fintech advisory services company today announced the execution of a Letter of Intent “LOI” for its Initial Coin Offering “ICO” with No Limits Consulting Limited (DBA: ANX International, ANXPRO) based in Hong Kong. The project deck, currently under development, will include the leadership team, development team, new Digafund ICO platform & launch date, legal & accounting, regulatory compliance partnerships, white paper, token structure, use of proceeds and user guide registration for token activation among other items and requirements.

As previously announced Digatrade is currently integrating the Ethereum Coin “ETH” onto the Digatrade platform to enable Digatrade customers and shareholders first access to register for the token release. Interested subscribers for the ICO would be able to purchase ETH paired with BTC and subsequently subscribe for the Digafund (ERC20) token on an already established, safe and secure trading platform.

Brad Moynes, CEO of Digatrade stated “We are very pleased to have executed a digital corporate finance LOI agreement with the ANX group who recently completed the OpenANX https://www.openanx.org/en/ token release with total token sales equivalent to US$18.5m”.

The Digatrade ICO “Digafund” team is currently working with its legal advisors to meet specific disclosure requirements recently published by the Canadian Securities Administrators (CSA) who on August 24, 2017 published CSA Staff Notice 46-307 Crypto-currency Offerings, which outlines how securities law requirements may apply to initial coin offerings (ICOs), initial token offerings (ITOs), cryptocurrency investment funds and the cryptocurrency exchanges trading these products.

Additional information will be provided as it materializes.

ABOUT DIGATRADE:

DIGATRADE is a global digital asset exchange and blockchain development services company located in Vancouver, British Columbia, Canada. The Company is owned and operated 100% by Digatrade Financial Corp which is publically listed on the OTC.QB under the trading symbol DIGAF. DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC". Digatrade operates as a registered Money Service Business “MSB” in Canada with FINTAC under Registration Number: M15954395.

ABOUT ANX INTERNATIONAL:

ANX International is a FinTech (Financial Technology) company that helps clients harness the advantages of blockchain technology. ANX offers blockchain solutions, next commerce solutions as well as payment solutions with managed services to suit client’s needs. With extensive experience in technology and financial services ANX is the largest blockchain solution provider in the global market. The ANX brand has been widely featured in 300+ worldwide press and hosts over 1million users worldwide and processes over 100m transactions every year.

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp

1500 West Georgia Street, 1300

Vancouver, BC V6G-2Z6 Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072

www.digatrade.com

Forward-Looking Information

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: September 28, 2017	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO